SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

ANTHONY CRANE RENTAL, L.P.

ANTHONY CRANE CAPITAL CORPORATION

(Name of Applicants)

800 Waterfront Drive

Pittsburgh, Pennsylvania 15222

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
9 3/8% Senior Secured Notes Due 2008	$155,000,000 in principal amount

Approximate date of proposed public offering:    Upon completion of the Applicants’ Exchange Offer and Consent Solicitation (as each such term is defined herein), presently anticipated to be on or about May 14, 2003.

Name and address of agent for service:	With copies sent to:

Arthur J. Innamorato, Jr., President c/o Maxim Crane Works 800 Waterfront Drive Pittsburgh, Pennsylvania 15222 (412) 320-4900	Lance Balk, Esq. Citigroup Center Kirkland & Ellis 153 East 53rd Street New York, New York 10022 (212) 446-4800

THE APPLICANTS HEREBY AMEND THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL: (I) THE TWENTIETH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT; OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANTS.

EXPLANATORY NOTE

This pre-effective Amendment No. 2 to Form T-3 has been filed in response to comments received by the staff of the Securities and Exchange Commission to the Applicants’ Pre-effective Amendment No.1 to Form F-3 filed by the Applicants’ on March 28, 2003. Those items which have not been amended and restated by this Amendment No. 2 remain as set forth in the Applicants’ Amendment No.1 to Form T-3.

GENERAL

2.	Securities Act Exemption Applicable.

The Applicants are consummating an Exchange Offer and Consent Solicitation as described in the offering memorandum attached hereto as Exhibit 3E, pursuant to which the Applicants will exchange each $1,000 face amount of their currently outstanding 10 3/8% Senior Notes Due 2008 (the “Old Notes”) for a new issuance $1,000 face amount of 9 3/8% Senior Secured Notes Due 2008 (“New Notes”) (such exchange, to be known here in as the “Exchange Offer”). The New Notes will be issued under an indenture, which is the subject of this application, to be entered into by and among the Applicants and U.S. Bank National Association, as trustee (the “New Note Indenture”). A copy of the New Note Indenture is attached hereto as Exhibit 3C.

In connection with the Exchange Offer, the Applicants are seeking consents (the “Consent Solicitation”) to amend that certain indenture dated as of July 22, 1998 by and between the Applicants and U.S. Bank National Association, as successor trustee, pursuant to which the Old Notes were issued (the “Old Note Indenture”). Pursuant to the Consent Solicitation, the Old Note Indenture would be amended to remove substantially all the covenants from the Old Note Indenture and certain defaults or events of default under the Old Note Indenture.

The New Notes and the New Note Indenture will differ from the Old Notes and the Old Note Indenture in a number of ways. The interest on the New Notes accruing through and including the February 1, 2004 interest payment date will not be paid in cash, but will accrete as additional principal. Interest on the New Notes during this period, to the extent it accretes as additional principal, will accrete at a rate of 12 5/8% per annum. All interest accruing on the New Notes for periods after February 1, 2004 will be payable in cash on each interest payment date, beginning on August 1, 2004. Interest on the New Notes during this period will accrue at a rate of 9 3/8% per annum. The maturity date on the New Notes will be shortened six months to February 1, 2008. Also, the definition of “Permitted Indebtedness” in the Incurrence of Indebtedness and Issuance of Preferred Stock covenants under the New Note Indenture will be modified to allow the incurrence of debt under our credit facilities up to the amount that will be outstanding upon completion of the Exchange Offer. Lastly, the New Note Indenture will contain financial covenants 15% less restrictive than those contained in the amendments to Rental’s senior credit facility and the New Notes will be secured by substantially all of the Applicants’ assets.

Ninety-nine percent of the outstanding partnership interests of Rental are owned directly and indirectly by Anthony Crane Rental Holdings, L.P. (“Holdings”). Holdings, together with its wholly owned subsidiary Anthony Crane Holdings Capital Corporation (“Holdings Capital”), currently have outstanding $48,000,000 principal amount of 13 3/8% Senior Discount Debentures due 2009 (the “Old Debentures”). Concurrently with the Exchange Offer and Consent Solicitation with respect to the Old Notes discussed above, Holdings and Holdings Capital shall also complete an exchange offer and consent solicitation, on substantially the same terms as the Exchange Offer and Consent Solicitation, for the Old Debentures.

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There have not been, and there are not to be, any sales of securities of the same class by the Applicants or by or through an underwriter at or about the same time as the Exchange Offer and Consent Solicitation.

In connection with the restructuring of the debt of the Applicants, the Applicants have retained CIBC World Markets Corp. to provide financial restructuring advice.

The Applicants believe that the issuance of the New Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(9) of the Securities Act, as an exchange by the Applicants with their existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. To the extent that Section 3(a)(9) does not exempt from registration the issuance of the New Notes, the Applicants are also relying upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Upon completion of the Consent Solicitation, the Applicants will pay a consent fee (the “Consent Fee”) in the aggregate amount $1.8 million, payable pro rata (based on the principal amount of Old Notes held) to Holders of Old Notes who validly deliver their consent in the Consent Solicitation to the Indenture Amendments for the Old Note Indenture. This Consent Fee will payable in three installments: upon the issuance of the New Notes, on September 1, 2003 and on February 1, 2004.

5.	Principal Owners of Voting Securities.

Holdings directly and indirectly owns ninety-nine percent (99.00%) of the outstanding partnership interests of Rental. The following table sets forth information for persons who own more than 10% of Holdings’ voting securities as of March 14, 2003.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF COMMON PARTNERSHIP INTERESTS ON A FULLY DILUTED BASIS	PERCENTAGE OF COMMON PARTNERSHIP INTERESTS ON A FULLY DILUTED BASIS
Bain/ACR, L.L.C.(1) c/o Bain Capital, Inc. Two Copley Place Boston, MA 02116	3,203,979.26	71.2%

Anthony Iron and Metal Company(2) c/o Dallas Holdings One Allegheny Airport West Mifflin, PA 15122	794,318.29	17.7%

Ray G. Anthony c/o Dallas Holdings One Allegheny Airport West Mifflin, PA 15122	794,318.29	17.7%

(1)	The limited liability company units of Bain/ACR, L.L.C. are held by Bain Capital Fund VI, L.P., BCIP Trust Associates II, BCIP Trust Associates II-B, BCIP Associates II, BCIP Associates U-B, BCIP Associates II-C and certain unrelated entities. Paul Edgerley, Robert C. Gay, Stephen M. Zide and Brian S. Murphy are affiliated with the aforementioned entities and may be deemed to beneficially own units held by entities in which they have an interest and, accordingly, to beneficially own the common partnership interests of Holdings held by such entities.

(2)	Mr. Anthony is an indirect owner of Anthony Iron and Metal Company (“AIM”). Accordingly, Mr. Anthony may be deemed to beneficially own interests owned by AIM. Mr. Anthony is the uncle of Eric Anthony, a member of the Board of Directors of Holdings.

Crane Capital is a wholly owned subsidiary of Rental.

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10.	Contents of Application for Qualification.

This application for qualification comprises:

a.	Pages numbered 1 to 9 consecutively.

b.	The statement of eligibility and qualification on Form T-l of U.S. Bank National Association, as Trustee under the Indenture to be qualified.

c.	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit Number	Exhibit Name

Exhibit 3A(1)	Certificate of limited partnership of Rental incorporated by reference to Exhibit 3.1 of Rental’s Registration Statement on Form S-4, as amended (Reg. No. 333-64993)

Exhibit 3A(2)	Amended and Restated Agreement of Rental incorporated by reference to Exhibit 3.2 of Rental’s Registration Statement on Form S-4, as amended (Reg. No. 333-64993)

Exhibit 3A(3)	Certificate of Incorporation of Crane Capital incorporated by reference to Exhibit 3.3 respectively of Rental’s Registration Statement on Form S-4, as amended (Reg. No. 333-64993)

Exhibit 3B	Bylaws of Crane Capital incorporated by reference to Exhibit 3.4 of Rental’s Registration Statement on Form S-4, as amended (Reg. No. 333-64993)

Exhibit 3C*	Form of New Note Indenture governing the New Notes

Exhibit 3E(1)*	Offering Memorandum delivered to the holders of the Old Notes in connection with the Exchange Offer and Consent Solicitation

Exhibit 3E(2)*	Form of Letter of Transmittal and Consent and Waiver

Exhibit 3E(3)*	Form of Notice of Guaranteed Delivery

Exhibit 3E(4)**	Amendment No. 1 to the Offering Memorandum delivered to the holders of the Old Notes in connection with the Exchange Offer and Consent Solicitation

Exhibit 3F*	Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act

Exhibit 25.1*	Form T-1 qualifying U.S. Bank National Association as Trustee under the New Notes Indenture.

*    Previously Filed.

**	Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Anthony Crane Rental, L.P., a limited partnership organized and existing under the laws of the State of Pennsylvania and Anthony Crane Capital Corporation, a corporation organized and existing under the laws of the State of Delaware have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Pittsburgh, and State of Pennsylvania, on the 1st day of May, 2003.

ANTHONY CRANE RENTAL, L.P. By: ACR Management, L.L.C., its General Partner

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr.
Title: President

ANTHONY CRANE CAPITAL CORPORATION

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr.
Title: President

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